UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Atlantica Yield plc
(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share
(Title of Class of Securities)

G0751N103
(CUSIP Number)

Chauncey M. Lane
Husch Blackwell LLP
2001 Ross Avenue
Suite 2000
Dallas, Texas 75201
(214) 999-6129
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 27, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
Algonquin Power & Utilities Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
BK WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,557,663

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,557,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,557,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
41.47%

14	TYPE OF REPORTING PERSON:
CO, HC

1	NAMES OF REPORTING PERSONS:
Algonquin (AY Holdco) B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,557,663

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,557,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,557,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
41.47%

14	TYPE OF REPORTING PERSON:
CO, HC

1	NAMES OF REPORTING PERSONS:
AAGES (AY Holdings) B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,557,663

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,557,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,557,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
41.47%

14	TYPE OF REPORTING PERSON:
CO

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D filed on March 9, 2018, as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, is being filed with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and AAGES (AY Holdings) B.V., (“AY Holdings”) (collectively, the “Reporting Persons”), regarding the close on the purchase of the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1, S.A., a société anonyme incorporated under the laws of Luxembourg (“ACIL Luxco 1”) (the “Additional Shares”) pursuant to the Amended and Restated Option Agreement dated November 19, 2018, between Algonquin, ACIL Luxco 1, and Abengoa, S.A. (“Abengoa”) (the “Amended and Restated Option Agreement”).

As of November 27, 2018, the Reporting Persons owned an aggregate of 41,557,663 ordinary shares of the Issuer, representing approximately 41.47% of the issued and outstanding ordinary shares of the Issuer (collectively, the “Ordinary Shares”).

Item 3.  Source and Amount of Funds and other Considerations

Item 3 is hereby amended and restated with the following:

In addition to cash on hand, Algonquin used funds from a term credit facility pursuant to a Credit Agreement dated as of November 19, 2012, as amended by a First Amending Agreement dated as of November 19, 2013, a Second Amending Agreement dated as of February 26, 2016, a Third Amending Agreement dated as of September 20, 2017 and a Fourth Amending Agreement dated as of November 20, 2018, to fund the purchase of the Additional Shares under the Amended and Restated Option Agreement.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated with the following:

The Reporting Persons purchased 25,054,315 of the Ordinary Shares for investment purposes pursuant to a sale and purchase agreement dated November 1, 2017 (the “Share Purchase Agreement”), as amended pursuant to Deed of Amendment No. 1, dated January 31, 2018, Deed of Amendment No. 2, dated February 15, 2018, and Deed of Amendment No. 3, dated February 27, 2018, between ACIL Luxco 1, Algonquin, and Abengoa, as guarantor of ACIL Luxco 1.  Pursuant to a sale and purchase agreement dated March 8, 2018 (the “On-Sale SPA”), between Algonquin and AY Holdings, Algonquin transferred the Ordinary Shares it acquired under the Share Purchase Agreement to AY Holdings, which then held shares representing a 25% aggregate equity interest in the Issuer.

On November 1, 2017, Algonquin and Abengoa also entered into an option and right of first refusal agreement with respect to the Additional Shares (the “Option Agreement”).  Under the Option Agreement, Algonquin (directly or through an assignee) was granted the right to acquire the Additional Shares. On April 16, 2018, Algonquin and Abengoa entered into a Binding Term Sheet (“Term Sheet”) to amend the Option Agreement.  Following the signing of the Term Sheet, Algonquin notified Abengoa of its election to exercise its option to acquire the Additional Shares.  On November 19, 2018, Algonquin, Abengoa, and ACIL Luxco 1 entered into the Amended and Restated Option Agreement, further amending the terms and conditions of the Option Agreement, pursuant to which Algonquin closed on the purchase of the Additional Shares.

Prior to closing of the purchase of the Additional Shares (the “Closing”), Algonquin and AY Holdco entered into a sale and purchase agreement dated November 26, 2018 (the “Second On-Sale SPA”), pursuant to which Algonquin agreed to transfer the Additional Shares to be acquired under the Amended and Restated Option Agreement to AY Holdco.  Further, AY Holdco and AY Holdings entered into a sale and purchase agreement dated November 26, 2018 (the “Third On-Sale SPA”), pursuant to which AY Holdco agreed to transfer the Additional Shares to be acquired under the Second On-Sale SPA to AY Holdings.  Upon closing of the transactions described in the Amended and Restated Option Agreement, the Second On-Sale SPA and Third On-Sale SPA, the Reporting Persons held 41,557,663 Ordinary Shares, representing a 41.47% aggregate equity interest in the Issuer.

After the Closing, AAGES BV (“AAGES”), an entity owned 50% by AY Holdco and 50% by an affiliate of Abengoa, anticipates entering into a margin loan agreement (the “Margin Loan Agreement”) with three (3) different lenders (collectively, the “Margin Lenders”) pursuant to which AAGES will secure a non-recourse margin loan in the aggregate amount of Three Hundred Five Million Dollars ($305,000,000) (the “Margin Loan”) for a transaction unrelated to the purchase of the Additional Shares.  Further, AY Holdings anticipates entering into pledge and security agreements with the Margin Lenders (collectively, the “Pledge Agreements”) pursuant to which AY Holdings will pledge all of the Ordinary Shares held by it to the Margin Lenders as collateral for the Margin Loan.  AY Holdings will receive, periodically, a pledge fee (the “Pledge Fee”) from AAGES as consideration for pledging such shares.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The disclosures in Item 6 are herein incorporated by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated with the following:

Option Agreement and Term Sheet

On November 1, 2017, ACIL Luxco 1, Algonquin, and Abengoa entered into the Option Agreement. Under the Option Agreement, Algonquin (directly or through an assignee) was granted the right to acquire the Additional Shares, subject to the condition that the option be exercised within 60 days after the date of the initial 25.0% transfer.  On April 16, 2018, Algonquin and Abengoa entered into the Term Sheet to amend the Option Agreement, and following execution of the Term Sheet, Algonquin exercised the option to acquire the Additional Shares.  Algonquin’s acquisition of the Additional Shares is subject to certain conditions.

Amended and Restated Option Agreement

On November 19, 2018, ACIL Luxco 1, Algonquin, and Abengoa entered into the Amended and Restated Option Agreement further amending the Option Agreement.  Under the Amended and Restated Option Agreement, Algonquin acquired the Additional Shares, subject to certain terms and conditions therein.

Second On-Sale SPA and Third On-Sale SPA

Prior to the Closing, Algonquin and AY Holdco entered into the Second On-Sale SPA pursuant to which Algonquin transferred the Additional Shares it acquired under the Amended and Restated Option Agreement to AY Holdco.

Prior to the Closing, AY Holdco and AY Holdings entered into the Third On-Sale SPA pursuant to which AY Holdco transferred the Additional Shares it acquired under the Second On-Sale SPA to AY Holdings.

Margin Loan Agreement and Pledge and Security Agreements

After the Closing, AAGES and the Margin Lenders anticipate entering into the Margin Loan Agreement pursuant to which AAGES will secure the Margin Loan for a transaction unrelated to the purchase of the Additional Shares.  After the Closing, AY Holdings and the Margin Lenders anticipate entering into the Pledge Agreements.  Under the Pledge Agreements, AY Holdings will pledge all of the Ordinary Shares held by it to the Margin Lenders as collateral for the Margin Loan.  AY Holdings will receive, periodically, the Pledge Fee from AAGES as consideration for pledging such shares.

Item 7. Materials to Be Filed as Exhibits

Exhibit No.	Description
99.1	Sale and Purchase Agreement, dated November 26, 2018, between Algonquin Power & Utilities Corp. and Algonquin (AY Holdco) B.V.
99.2	Sale and Purchase Agreement, dated November 26, 2018, between Algonquin (AY Holdco) B.V. and AAGES (AY Holdings) B.V.
99.3
Credit Agreement dated as of November 19, 2012 between The Bank of Nova Scotia and Algonquin Power & Utilities Corp., as amended by a First Amending Agreement dated as of November 19, 2013, a Second Amending Agreement dated as of February 26, 2016, a Third Amending Agreement dated as of September 20, 2017 and a Fourth Amending Agreement dated as of November 20, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2018

ALGONQUIN POWER & UTILITIES CORP.

	By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Chief Executive Officer

	By:	/s/ Chris Jarratt
Name: Chris Jarratt
Title: Vice Chair

ALGONQUIN (AY HOLDCO) B.V.

	By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

	By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B

AAGES (AY HOLDINGS) B.V.

	By:	/s/ Ryan Robert Farquhar
Name: Ryan Robert Farquhar
Title: Managing Director A

	By:	/s/ Laurens Klein
Name: Laurens Klein
Title: Managing Director B